UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69910

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/20

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<tr><td>MM/DD/YY</td><td>MM/DD/YY</td></tr>
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A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Angel Pond Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Ave, 25th Floor,

(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray   917-238-1263

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Malter Ende & Co. LLP

(Name – if individual, state last, first, middle name)

1375 Broadway	New York	N.Y.	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __J. Clarke Gray_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Angel Pond Capital LLC_____ , as

of __December 31_____, 20 __20____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6126117
Qualified In New York County
My Commission Expires 12-15-2021

_____
Signature

_____
CFO
Title

_____
Notary Public   3/13/21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANGEL POND CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ANGEL POND CAPITAL LLC
CONTENTS

Report of Independent Registered Public Accounting Firm   1

FINANCIAL STATEMENT

Statement of Financial Condition   2

Notes to Financial Statement   3 - 8



RAICH ENDE MALTER & CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Angel Pond Capital LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Angel Pond Capital LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Angel Pond Capital LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Angel Pond Capital LLC's management. Our responsibility is to express an opinion on Angel Pond Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Angel Pond Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



RAICH ENDE MALTER & CO. LLP

We have served as Angel Pond Capital LLC's auditor since 2017.

New York, New York
March 13, 2021

PrimeGlobal | An Association of Independent Accounting Firms

ANGEL POND CAPITAL LLC
Statement of Financial Condition
December 31, 2020

ASSETS:

Cash	$	721,525
Accounts receivable		118,360
Receivable from affiliated entity		26,452
Other assets		10,255
TOTAL ASSETS	$	876,592

LIABILITIES and MEMBER'S EQUITY

Accounts payable	$	12,508
Member's Equity		864,084
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	876,592

2

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Angel Pond Capital, LLC ("the Company", "the LLC", "or "APC") was organized in Delaware on September 23, 2014 under the name Puissance Financial Group LLC, subsequently changed to APC on June 23, 2017. The Company commenced operations as a broker/dealer on June 6, 2017, the date it was approved as a broker/dealer and registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company advises its customers in raising capital through its private placement and corporate finance business.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 however the Company is relying on Footnote 74 of SEC Release no. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities to advisory fees and advising clients on capital raising as well as the private raising of capital. However, the Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Basis of Presentation</u>

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Use of Estimates</u>

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Accounts Receivable</u>

Accounts receivable are recorded at outstanding principal when invoices are issued. The Company evaluates its receivables to determine collectability as necessary. Management of the Company determined that at December 31, 2020, an allowance for doubtful accounts was not necessary. The Company had outstanding accounts receivable of $1,237,023 and $118,360 at December 31, 2019 and 2020 respectively.

Note 1   -   <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Credit Risk</u>

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times cash balances in the bank account may exceed federally insured limits of $250,000 of the Federal Deposit Insurance Corporation (FDIC). At December 31, 2020, cash balance exceeds the FDIC limit by $471,525.

<u>Valuation of Investments at Fair Value</u>

The Company applies the provisions of ASC Topic 820, *Fair Value Measurement*, which, among other matters, requires disclosures about investments that are measured and reported at fair value. ASC Topic 820 establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value.

Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment spreads, credit risk, yield curves, default rates, and similar data.

Level 3 – Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the management's own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investments.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including the

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Valuation of Investments at Fair Value(continued)

type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the investment transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

Lease Accounting

The Company has elected the package of practical expedients permitted in Accounting Standards Update No. 2016-02, *Leases (Topic 842)* ("ASC Topic 842"). Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2019) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lessee is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short term. As such, there was no impact on the financial statements upon adoption.

Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company identified fees receivables as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

Note 2 - Net Capital Requirements

The Company is registered with the SEC. The Company does not carry customer accounts and does not accept customer funds or securities.

Note 2 - <u>Net Capital Requirements(continued)</u>

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's percentage of aggregate indebtedness to net capital was 1.76% at December 31, 2020. At December 31, 2020, the Company had net capital of $709,017 which was $704,017 in excess of its net capital requirement of $5,000.

Note 3 - <u>Income Taxes</u>

As a limited liability company with one member, the Company is considered to be a disregarded entity for tax reporting purposes and is this not subject to Federal, state, or local income taxes and does not file income tax returns in any jurisdiction. All items of income, expense, gains, and losses are reportable by the member for tax purposes. The Company has no unrecognized tax benefits at December 31, 2020. However, revenue earned from clients of the Company headquartered in New York City subjects the Company to New York City Unincorporated Business Tax ("NYCUBT"). For the year ended December 31, 2020 the member of the Company received a distribution of $15,000 for NYCUBT.

The Company applies the provisions of ASC Topic 740 *"Income Taxes"* as they related to uncertain tax positions. Management is required to determine how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This determination requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Note 4 - <u>Securities Investor Protection Corporation</u>

APC is a member of SIPC and as such is required to pay its annual assessment and subject itself to an annual audit.

Note 5 - <u>Related Party Transactions</u>

As of December 1, 2019, the Company entered into an amended expense sharing agreement (the "Agreement") with Puissance Capital Management LP, an affiliate of the Company, which is under common ownership. Pursuant to the terms of the Agreement all expenses related to the business of the Company will be borne by the Company as follows:

Note 5 - <u>Related Party Transactions(continued)</u>

All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act"); (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"): and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business; and all FINRA related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees, and its own federal, state and local tax liabilities.

All other expenses related to the business of the Company, including expenses paid by Puissance Capital Management LP, will be reimbursed by the Company.

The Agreement may be terminated by Puissance Capital Management LP for any reason upon written notice to the Company.

For the year ended December 31, 2020, the Company received securities for advisory services provided. The securities received were recorded at fair value upon receipt as advisory fees and investments in securities, at fair value. During the year ended December 31, 2020, the Company entered into two agreements with its member to distribute securities at their fair value whereby, the member became the beneficial owner of the transferred securities accepting all the risks and rewards of ownership. The Company recorded member distributions in the amount of $553,214 for the year ended December 31, 2020 representing the transfer of these to the member.

Note 6 - <u>Commitments and Contingencies</u>

In the normal course of its operations, the Company entered into a contract and agreement with a financial institution that contains indemnifications and warranties. The Company's maximum exposure under this arrangement is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to this contract and expects the risk of loss to be remote.

Note 7 - <u>Investments at fair value</u>

Securities were recorded at fair value based upon a fair value hierarchy in accordance with ASC Topic 820. See Note 1 for a discussion of the Company's policies. All investments are equity securities and are treated as Level 1 investments and valued using current market prices.

The Company values warrants at their intrinsic value, which is equal to the in the money or out of the money amount for warrants on securities listed on active exchanges. The Company values OTC warrants using the Black-Scholes options pricing model, which takes into account the contract terms (including strike price and contract maturity) and multiple inputs (including time value, volatility, equity prices, interest rates and currency rates).

Note 7 - <u>Investments at fair value(continued)</u>

Warrants that are traded on an exchange in an active market are generally classified in Level 1 of the fair value hierarchy.

Warrants that are traded on the OTC market are generally classified in Level 2 or 3 of the fair value hierarchy. The Company did not have any warrants that are traded on exchanges.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of the fair value requires more judgement. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgement exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In some cases, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In such cases, the fair value measurement is generally categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The Company had no investments at December 31, 2020.

Note 8 - <u>COVID-19</u>

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets.

The Company's business operations and revenue sources have not been significantly impacted by COVID-19. However, if the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.

Note 9 - <u>Subsequent Events</u>

Management has evaluated subsequent events through March 13, 2021, the date the financial statements were available to be issued.